Exhibit 99.2


This announcement is neither an offer to purchase nor a solicitation of an offer to sell these securities. The offer is made only in the Offer to Repurchase and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from) holders of Notes in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the securities laws of such jurisdiction.

FUNDAMENTAL CHANGE NOTICE
AND REQUIRED OFFER TO REPURCHASE

                             BAAN COMPANY N.V.
                            OFFER TO REPURCHASE
                  FOR CASH ANY AND ALL OF THE OUTSTANDING
                4.5% CONVERTIBLE SUBORDINATED NOTES DUE 2001
                          OF BAAN COMPANY N.V. AT
                   $229.00 PER $1,000.00 PRINCIPAL AMOUNT

     Baan Company N.V., a public limited company (naamlooze venootschap) organized under the laws of The Netherlands (the "Company"), hereby offers to purchase for cash at the Repurchase Price (as defined herein) on the Repurchase Date (as defined herein), upon the terms and subject to the conditions set forth in this Fundamental Change Notice and Offer to Repurchase (as it may be amended or supplemented from time to time, this "Offer to Repurchase") and in the related Letter of Transmittal (the
"Letter of Transmittal" and together with this Offer to Repurchase, the "Offer"), any and all of the outstanding U.S.$137,493,000 aggregate principal amount of 4.5% Convertible Subordinated Notes due 2001 of the Company (issued in the form of registered notes without coupons (the "Registered Notes") and bearer notes with coupons attached (the "Bearer Notes", together with the Registered Notes, the "Notes")) that are properly tendered (and not withdrawn) on the Repurchase Date. The "Repurchase Price" for each Note is 22.9% of the outstanding principal amount of such Note (U.S.$229.00 per U.S. $1,000 principal amount), plus any accrued and unpaid interest thereon up to, but not including, the Repurchase Date, subject to the rights of holders of record to receive interest due on the relevant Record Date (as defined in the Indenture). Tenders of Notes may be withdrawn at any time prior to the Expiration Date (as defined herein).

     Holders that desire to tender their Notes in the Offer must instruct their custodian, bank or broker to tender their Notes in accordance with the procedures of their custodian, bank or broker before the date which will precede the Expiration Date. On the Repurchase Date, the Repurchase Price will become due and payable on any Note tendered for repurchase, and interest on any repurchased Note will cease to accrue. The "Repurchase Date" shall be September 29, 2000 (or as soon thereafter practicable,) unless the Expiration Date is extended, in which case the "Repurchase Date" shall be three business days (or as soon as thereafter practicable) after the Expiration Date. Capitalized terms used but not defined herein have the meaning assigned to such terms in the Offer to Repurchase.

     THE REPURCHASE PRICE IS SUBSTANTIALLY BELOW THE PRINCIPAL AMOUNT OF THE NOTES. THE COMPANY BELIEVES THAT THE REPURCHASE PRICE IS ALSO SUBSTANTIALLY BELOW THE FAIR MARKET VALUE OF THE NOTES AND THAT FEW OR NO NOTES WILL BE TENDERED IN THE OFFER. ACCORDINGLY, THE COMPANY MAKES NO RECOMMENDATION TO HOLDERS OF THE NOTES AS TO WHETHER OR NOT HOLDERS SHOULD TENDER THEIR NOTES PURSUANT TO THE OFFER. YOU ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE NOTES.

     SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO REPURCHASE, THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON SEPTEMBER 26,2000, UNLESS EXTENDED (SUCH DATE, AS THE SAME MAY BE EXTENDED, THE "EXPIRATION DATE"). NOTES TENDERED IN THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

     The Offer is being made pursuant to section 14.1 of the Indenture, dated as of December 15, 1996 (the "Indenture"), between the Company and HSBC Bank USA (formerly Marine Midland Bank), a New York banking corporation, as Trustee (the "Trustee"), which provides that, following a Fundamental Change (as defined in the Indenture), the Company will make an offer to repurchase all of the Notes then outstanding at the Repurchase Price. The Repurchase Price is calculated using a formula set forth in the Indenture. The formula calculates the Repurchase Price based, in part, on the 2.85 euro per Share (equal to U.S.$2.56785 per Share) price paid by Invensys Holdings Limited in the Acquisition described below. Each holder of Notes will be entitled to tender all or any portion of such holder's Notes, subject to the requirement that any portion of a Note tendered must be tendered in any integral multiple of U.S.$1,000 principal amount
(provided that no single Bearer Note may be repurchased in part, and no single Registered Note may be repurchased in part unless the portion of the principal amount of such Registered Note to be outstanding after such repurchase is equal to U.S.$5,000 or integral multiples of U.S.$1,000 in excess thereof). On August 4, 2000, a Fundamental Change may be deemed to have occurred in connection with the acquisition (the "Acquisition") of approximately 72% of the outstanding capital stock of the Company by Invensys Holdings Limited, a private limited liability company organized under the laws of England and Wales and an indirect wholly owned subsidiary of Invensys plc and the agreement of Invensys Holdings Limited to acquire all of the assets and assume all of the liabilities of the Company, including the Company's obligations under the Notes and the Indenture. The Company and Baan Software B.V. entered into an asset sale agreement with Invensys Holdings Limited and Invensys p1c, pursuant to which the Company and Baan Software B.V. have agreed to sell Invensys Holdings Limited all of their assets and Invensys Holdings Limited has agreed that upon such sale, to enter into a supplemental indenture to assume all of the liabilities of the Company and Baan Software B.V., including the obligations of the Company under the Offer and with respect to the Notes and the Indenture. The Company expects the asset sale transaction to be completed in September 2000. After the asset sale transaction, if completed, the Company will be liquidated on or after January 1, 2001, its outstanding common shares will then be cancelled and a gross amount equal to euro 2.85 per common share of the Company (without interest) will then be distributed to holders of the cancelled common shares.

     Any Notes which remain outstanding after the consummation of the Offer will continue to be obligations of the Company (or, after the asset sale transaction, Invensys Holdings Limited). Any Notes which remain outstanding after consummation of the Offer will continue to have conversion rights pursuant to the Indenture subject to any adjustments required under the terms of the Indenture occurring after the date hereof. The Conversion Price currently in effect is U.S.$22.00 per Share (equivalent to 45.45 Shares per U.S.$1,000 principal amount of Notes converted). On August 24, 2000 the closing sales price per Baan Company N.V. common share was 2.83 euros (equal to U.S.$2.55) on the Amsterdam Exchanges and U.S.$2.47 on the Nasdaq/NMS.

     Copies of the Offer to Repurchase may be obtained from:


       the Dutch Paying Agent:                       the U.S. Paying Agent:

       ABN AMRO BANK N.V.                                  HSBC Bank USA
         Effectenloket                  or            140 Broadway - Level A
       AF 0554 Herengracht 595                     New York, NY 10005-1180, USA
         1017 CE Amsterdam                         (telephone: (212) 658-6433)
         The Netherlands                           (facsimile: (212) 658-2292)
       (telephone: 020-6283320)
       (facsimile: 020-6283646)




                       Amstersdam, 28 August 2000